Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-186193 and 333-193066 on Form S-8 and No. 333-194790 on Form S-3 of our reports dated February 29, 2016, relating to the consolidated financial statements of Bright Horizons Family Solutions Inc. and subsidiaries and the effectiveness of Bright Horizons Family Solutions Inc. and subsidiaries’ internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of Bright Horizons Family Solutions Inc. and subsidiaries' internal control over financial reporting because of a material weakness), appearing in this Annual Report on Form 10-K of Bright Horizons Family Solutions Inc. and subsidiaries for the year ended December 31, 2015.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 29, 2016